================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


                  For the fiscal year ended: September 30, 2001


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


              For the transition period from ________ to ________.


                        Commission file number: 000-24923


                             CONEXANT SYSTEMS, INC.
                         HOURLY EMPLOYEES' SAVINGS PLAN
                            (Full title of the plan)


                             CONEXANT SYSTEMS, INC.
          (Name of issuer of the securities held pursuant to the plan)


                               4311 JAMBOREE ROAD
                             NEWPORT BEACH, CA 92660
                     (Address of principal executive office)


================================================================================

                             CONEXANT SYSTEMS, INC.
                         HOURLY EMPLOYEES' SAVINGS PLAN

                                      Index


INDEPENDENT AUDITORS' REPORT                                                    3

FINANCIAL STATEMENTS:

Statements of net assets available for benefits
  as of September 30, 2001 and 2000                                             4

Statements of changes in net assets available for benefits
  for the years ended September 30, 2001 and 2000                               5

Notes to financial statements                                                   6

SUPPLEMENTAL SCHEDULE:

Schedule of assets held for investment purposes
  as of September 30, 2001                                                     13

  (Schedules, other than the schedule listed above, are omitted because of the absence of conditions under which they are required.)

Signature                                                                      14

INDEPENDENT AUDITORS' REPORT



To Conexant Systems, Inc.
  Hourly Employees' Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Conexant Systems, Inc. Hourly Employees' Savings Plan (the Plan) as of September 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This
schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP


Costa Mesa, California
March 22, 2002

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2001 AND 2000
--------------------------------------------------------------------------------

                                                       2001              2000
                                                    ----------        ----------
ASSETS:
Investments, at fair value (Note 3):
  Conexant common stock funds                       $  596,621        $1,264,893
  Shares of mutual funds                             1,698,180         2,178,571
  Interest in collective trust                         367,614           341,810
  Participant loans receivable                         344,796           358,419
                                                    ----------        ----------
    Total investments                                3,007,211         4,143,693

Contributions receivable:
  Employer                                                  19               690
  Other                                                  1,200             4,541
                                                    ----------        ----------
    Total contributions receivable                       1,219             5,231

Cash                                                     6,511            15,783
                                                    ----------        ----------
      Total assets                                   3,014,941         4,164,707

LIABILITIES:
Payable for excess contributions                            --               352
Other liabilities                                          948             2,733
                                                    ----------        ----------
      Total liabilities                                    948             3,085
                                                    ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS                   $3,013,993        $4,161,622
                                                    ==========        ==========


The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000
------------------------------------------------------------------------------------------------------

                                                                             2001              2000
                                                                         -----------       -----------
NET ADDITIONS (REDUCTIONS):
Investment income (loss):
  Net appreciation (depreciation) in fair value of investments           $(1,920,713)      $   985,230
  Interest and dividends                                                     131,350           124,629
                                                                         -----------       -----------
    Total investment income (loss)                                        (1,789,363)        1,109,859

Contributions:
  Participant                                                                694,023           847,855
  Employer                                                                   154,351           209,937
  Rollover                                                                    60,213            56,401
                                                                         -----------       -----------

    Total contributions                                                      908,587         1,114,193
                                                                         -----------       -----------
      Total additions (reductions), net                                     (880,776)        2,224,052

DEDUCTIONS:
Benefits paid and other distributions to participants                       (265,906)          (83,531)
Transfer of funds to Conexant Systems, Inc. Retirement Savings Plan             (868)          (31,665)
Administrative fees and other deductions                                         (79)             (229)
                                                                         -----------       -----------
      Total deductions                                                      (266,853)         (115,425)
                                                                         -----------       -----------

NET INCREASE (DECREASE)                                                   (1,147,629)        2,108,627

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                       4,161,622         2,052,995
                                                                         -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                           $ 3,013,993       $ 4,161,622
                                                                         ===========       ===========


The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      Effective January 1, 1999, Conexant Systems, Inc. (the Company or Plan Sponsor) adopted the Conexant Systems, Inc. Hourly Employees' Savings Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the Code) Section 401(a). The Plan covers substantially all union employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). At September 30, 2001, the Plan had 299 participants.

      Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (Fidelity), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the Trust) and Fidelity Management Trust Company. All of the Plan's assets and the assets of the Conexant Systems, Inc. Retirement Savings Plan are kept in the Trust. As of September 30, 2001 and 2000, the Plan owned 4% and 5%, respectively, of the total net assets available for benefits in the Trust. Net assets of the Trust and plan-specific expenses are allocated to the Plans based on specific identification. Net investment income, gains and losses, and general expenses are allocated based on the Plans' proportional share of net assets in the Trust.

      Contributions - Each year, participants may elect to contribute up to 15% of pretax/post-tax annual compensation, as defined in the Plan. Total participant pretax contributions may not exceed $10,500 for the year ended September 30, 2001. For employees with 52 weeks of service, the Company will match 55% of employee contributions, up to $550 in the form of Conexant common stock for the calendar year ended December 31, 2001 and has matched 60% of employee contributions, up to $450 in the form of Conexant common stock for the calendar year ended December 31, 2000. The amount allocated to any participant cannot exceed the lesser of $35,000 or 25% of a participant's total compensation for the Plan year ended September 30, 2001. For purposes of this limitation, amounts allocated shall be comprised of Company matching contributions and the participant's pretax and post-tax contributions. All Company contributions are directed to the Conexant Stock Fund A (not participant-directed), which was established for company-matching contributions.

      Benefit Distribution - Upon retirement, a participant's account shall be distributed in either (a) a lump sum payment or (b) ten or fewer annual installment payments, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service (IRS). Participants who terminate employment prior to retirement and whose aggregate vested account value is less than $5,000, will receive the vested portion of their accounts in a lump-sum distribution. For aggregate vested accounts with a value greater than $5,000, the account may be kept in the Plan at the election of the participant.

      Participant Accounts - Each participant's account reflects the participant's contributions, the Company's matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Allocations of administrative expenses are equally allocated to all participants.

      Participants are permitted at any time to transfer all or a portion of the value of their interest in the Plan's investment funds (including Conexant Stock Fund B) which are attributable to their own participant contributions into one or more of the other investment funds. A participant who has attained the age of 59 1/2, whether or not retired from the Company, is permitted to elect at any time to transfer all or a portion of the total value of their interest in Conexant Stock Fund A to any one or more of the other investment funds. If a participant who is still an employee has made such an election, and as a result of that election, 100% of the participant's interest in Conexant Stock Fund A has been transferred to one or more of the investment funds, all subsequent company-matching contributions, if any, made on the participant's behalf after the effective date of the election will be made in cash and will be invested in the same manner as his or her participant contributions.

      Investment Options - As of September 30, 2001 and 2000, the Plan offered investment options in the following funds (percentages are approximate and descriptions are based on information extracted from the related prospectus):

             Conexant Stock Fund B - Conexant Systems, Inc. common stock, cash, and the proceeds and income on such cash and common stock. Such option became available to participants in August 2000.

             Franklin Small-Cap Growth Fund - A (Fund removed during fiscal year
             2001) - Primarily invests in equity securities of companies with market capitalizations of less than $1.5 billion at the time of the investment. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers, which involve greater risk.

             Franklin Small Mid-Cap Growth Fund - A (Fund added during fiscal year 2001) - Normally invests at least 80% of its net assets in equity securities of small capitalization companies and in the equity securities of mid-capitalization companies. The fund may invest in equity securities of larger companies, initial public offerings of securities and may invest a very small portion of its assets in private or illiquid securities, such as late-stage venture capital financings.

             Fidelity Fund - Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. Invests in domestic and foreign issuers.

             Fidelity Growth Company Fund - Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

             Fidelity OTC Portfolio Fund - Normally invests primarily in common stocks with at least 65% of its assets in securities principally traded on the over-the-counter (OTC) market, which has more small- and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

             Fidelity Equity-Income Fund - Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

             Fidelity Emerging Markets Fund - Primary investment focus is stock of companies in emerging markets, with emphasis on countries with relatively low Gross National Products compared to the world's major economies, but with potential for rapid growth.

             Fidelity Diversified International Fund - Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

             Fidelity Dividend Growth Fund - Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are being paid now.

             Fidelity Mid-Cap Stock Fund - Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poors MidCap 400 (approximate capitalization of $110 million to $5 billion).

             Fidelity Freedom Income Fund - 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

             Fidelity Freedom 2000 Fund - 30% in Fidelity stock mutual funds, 42% in Fidelity bond mutual funds, and 28% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

             Fidelity Freedom 2010 Fund - 49% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds, and 8% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

             Fidelity Freedom 2020 Fund - 72% in Fidelity stock mutual funds and 28% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

             Fidelity Freedom 2030 Fund - 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

             Fidelity U.S. Bond Index Fund - Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar-denominated foreign securities.

             Spartan U.S. Equity Index Fund - Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

             Fidelity Managed Income Portfolio (Stable Value) Fund - Primarily invests in investment contracts providing a stated rate of interest which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

      Vesting - Participant elective deferral contributions are fully vested at all times. Each participant who is an employee and has at least five years of vesting service, as defined in the Plan document, or has attained the age of 65, shall be fully vested in their Company contribution account.

      Plan Termination - The Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

      Participant Loans Receivable - Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through bi-weekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant's principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (7.75% at September 30, 2001). As of September 30, 2001 and 2000, no participant loans were delinquent.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting and Presentation - The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

      Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The Plan's investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      Payment of Benefits - Benefits are recorded when paid.

      Administrative Expenses - The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

      Derivative Financial Instruments - Derivative financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets available for benefits and measure those instruments at fair value. As of September 30, 2001 and 2000, the Plan had no derivative financial instruments.

3.    INVESTMENTS

      The following is a summary of the investments held as of September 30:

                                                      2001                        2000
                                            ------------------------    ------------------------
                                               Cost       Fair value       Cost       Fair value
                                            ----------    ----------    ----------    ----------
      Conexant Stock Fund A                 $  421,512    $  190,761    $  310,842    $  480,442
      Conexant Stock Fund B                  1,169,132       405,860       577,453       784,451
      Franklin Small-Cap Growth                     --            --         2,619         2,840
      Franklin Small Mid-Cap Growth              7,115         5,005            --            --
      Fidelity Fund                             10,585         8,578            --            --
      Fidelity Growth Company                   37,888        21,375        33,706        33,733
      Fidelity OTC Portfolio                    21,173        14,644         5,636         4,626
      Fidelity Equity-Income                   195,322       175,357       171,324       182,011
      Fidelity Emerging Markets                 10,630         6,608         9,606         8,485
      Fidelity Diversified International       175,536       137,076       164,441       169,411
      Fidelity Dividend Growth                 494,643       442,438       493,075       534,291
      Fidelity Mid-Cap Stock                   307,452       232,347       333,304       359,710
      Fidelity Freedom Income                    9,857         9,446        11,174        11,318
      Fidelity Freedom 2000                    104,733        94,853        80,861        82,629
      Fidelity Freedom 2010                     90,800        79,038        81,394        86,656
      Fidelity Freedom 2020                     25,584        20,169        25,760        26,973
      Fidelity Freedom 2030                     60,136        44,906        64,922        68,635
      Fidelity U.S. Bond Index                  99,462       104,094       134,658       135,958
      Spartan U.S. Equity Index                389,471       302,246       451,905       471,295
      Fidelity Managed Income
        Portfolio (stable value)               367,614       367,614       341,810       341,810
      Participant loans receivable
        (bearing interest between
        approximately 7.75% and 10.50%)        344,796       344,796       358,419       358,419
                                            ----------    ----------    ----------    ----------
                                            $4,343,441    $3,007,211    $3,652,909    $4,143,693
                                            ==========    ==========    ==========    ==========

      The following presents investments that represent 5% or more of the Plan's net assets at fair value as of September 30:

                                                     2001           2000
                                                   --------       --------
      Conexant Stock Fund A                        $190,761       $480,442
      Conexant Stock Fund B                         405,860        784,451
      Fidelity Equity-Income                        175,357        182,011
      Fidelity Dividend Growth                      442,438        534,291
      Fidelity Mid-Cap Stock                        232,347        359,710
      Spartan U.S. Equity Index                     302,246        471,295
      Fidelity Managed Income Portfolio             367,614        341,810
      Participant loans receivable                  344,796        358,419

      The Plan's investments (including gains and losses on investments bought and sold, as well as held) depreciated in value for the year ended September 30, 2001 and appreciated in value for the year ended September 30, 2000. A summary of the change in fair value of the investments is as follows:

                                              2001               2000
                                          -----------         -----------
      Conexant Stock Fund A               $  (434,988)        $   (12,572)
      Conexant Stock Fund B                  (997,057)            818,377
      Mutual funds                           (488,668)            179,425
                                          -----------         -----------
                                          $(1,920,713)        $   985,230
                                          ===========         ===========

4.    INCOME TAXES

      The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6.    NONPARTICIPANT-DIRECTED INVESTMENTS

      As employer contributions are in the form of Conexant common stock, and such investments cannot be transferred to other funds, except as described in Note 1, these investments are considered nonparticipant-directed investments.

      Information about the net assets at fair value and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                                 2001              2000
                                              ---------         ---------
      Net assets:
        Conexant Stock Fund A                 $ 190,761         $ 480,442
                                              =========         =========

      Changes in net assets:
        Contributions                         $ 154,351         $ 209,937
        Net depreciation                       (434,988)          (12,572)
        Transfers                                   (37)           (2,212)
        Withdrawal                               (9,007)          (10,635)
                                              ---------         ---------
                                              $(289,681)        $ 184,518
                                              =========         =========

7.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $79 and $229 for the years ended September 30, 2001 and 2000, respectively.

8.    SUBSEQUENT EVENTS

      On January 7, 2002, the Board of Directors of Conexant Systems, Inc. approved a resolution to change the plan year-end to December 31, effective with the plan year beginning October 1, 2001.

      On March 12, 2002, the Company completed the sale of its manufacturing operations, which employs the participants in the Plan. It is expected that the Plan participants will cease to be employees of the Company as of May 3, 2002. As a result of this transaction, all Plan participants will become fully vested in the contributions made by the Company and no further contributions to the Plan will be permitted after that date.


                                   * * * * * *

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 30, 2001
----------------------------------------------------------------------------------------------------

                                              (c)
                (b)                 Description of investment,
            Identity of              including maturity date,
         issue, borrower,               rate of interest,                                     (e)
             lessor, or                  collateral, par,                      (d)          Current
(a)       similar party                or maturity value                       Cost          value
      -----------------------   ----------------------------------          ---------      ---------
*     Fidelity Investments      Conexant Stock Fund A                     $   421,512     $  190,761
*     Fidelity Investments      Conexant Stock Fund B                       1,169,132        405,860
      Franklin Resources, Inc.  Franklin Small Mid-Cap Growth                   7,115          5,005
*     Fidelity Investments      Fidelity Fund                                  10,585          8,578
*     Fidelity Investments      Fidelity Growth Company                        37,888         21,375
*     Fidelity Investments      Fidelity OTC Portfolio                         21,173         14,644
*     Fidelity Investments      Fidelity Equity-Income                        195,322        175,357
*     Fidelity Investments      Fidelity Emerging Markets                      10,630          6,608
*     Fidelity Investments      Fidelity Diversified International            175,536        137,076
*     Fidelity Investments      Fidelity Dividend Growth                      494,643        442,438
*     Fidelity Investments      Fidelity Mid-Cap Stock                        307,452        232,347
*     Fidelity Investments      Fidelity Freedom Income                         9,857          9,446
*     Fidelity Investments      Fidelity Freedom 2000                         104,733         94,853
*     Fidelity Investments      Fidelity Freedom 2010                          90,800         79,038
*     Fidelity Investments      Fidelity Freedom 2020                          25,584         20,169
*     Fidelity Investments      Fidelity Freedom 2030                          60,136         44,906
*     Fidelity Investments      Fidelity U.S. Bond Index                       99,462        104,094
*     Fidelity Investments      Spartan U.S. Equity Index                     389,471        302,246
*     Fidelity Investments      Fidelity Managed Income Portfolio
                                  (stable value)                              367,614        367,614
                                Participant loans receivable (interest
                                  rates ranging from 7.75% to 10.50%)         344,796        344,796
                                                                          -----------     ----------
                                                                          $ 4,343,441     $3,007,211
                                                                          ===========     ==========

*Identified as a party-of-interest to the Plan.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        CONEXANT SYSTEMS, INC.
                                        HOURLY EMPLOYEES' SAVINGS PLAN

Date: March 27, 2002                    By: /s/ Balakrishnan S. Iyer
                                            ------------------------------------
                                            Balakrishnan S. Iyer
                                            Senior Vice President and
                                            Chief Financial Officer of
                                            Conexant Systems, Inc. and
                                            Member of the Plan Committee

                                INDEX TO EXHIBITS



Exhibit
Number                     Description
-------                    -----------
  23                       Independent Auditors' Consent